Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Triton Container International Limited:

We consent to the use in the registration statement (No. 333-208757) on Form S-4 of Triton International Limited of our report dated April 1, 2016, with respect to the consolidated balance sheets of Triton Container International Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015 and related financial statement schedule, included therein, and to the reference to our firm under the heading “Experts” in the registration statement on Form S-4 of Triton International Limited.

/s/ KPMG LLP

San Francisco, California
April 1, 2016